EXHIBIT 99.1

Trilogy International Partners Inc. Reports Second Quarter 2017 Results

  Blended wireless ARPU increased 5%, led by a higher mix of postpaid customers in the overall base coupled with a 4% increase in postpaid wireless ARPU compared to a year earlier.
  Strong service revenue growth of 5%, driven by postpaid subscriber growth of 7% over the same period last year.
  Return to mobile revenue growth in Bolivia. Mobile subscriber revenue, which includes both prepaid and postpaid revenues, increased 2% year-over-year driven by continued strong LTE adoption.
  Loss from continuing operations improved by 25%, or $3.6 million to ($10.8) million over the second quarter 2016.
  Adjusted EBITDA grew 11% over the prior year; Adjusted EBITDA margin increased to 26% in the second quarter of 2017, from 24% in the second quarter of 2016.
  LTE sites on air increased by 31% over the second quarter of 2016. 70% of our consolidated operations have their network overlaid with LTE.
  Completed refinancing of Trilogy International Partners LLC $450 million notes in May with the issuance of $350 million notes at 8.875%, reducing corporate interest expense by approximately 50%

BELLEVUE, Wash., Aug. 09, 2017 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (“TIP Inc.”) (TSX:TRL), an international wireless, fixed, and broadband telecommunications operator, today announced its unaudited financial and operating results for the second quarter ended June 30, 2017.

“The second quarter marked another period of solid year-over-year revenue and EBITDA growth as we position our businesses for the future. On a consolidated basis, we continue to shift our customer mix towards postpaid – a 7% expansion of our postpaid base drove a 13% increase in postpaid revenues year-over-year – and growth in LTE adoption, resulting in a 5% increase in ARPU over last year. This was our fifth consecutive quarter of consolidated year-over-year ARPU growth as we benefit from favorable secular trends,” said Brad Horwitz, President and CEO of Trilogy International Partners.

“We also continue to make significant strides in expanding LTE across our networks as we ended the quarter with 31% more LTE sites versus a year ago. In New Zealand, we continued to ramp postpaid subscriber acquisitions during the second quarter and regained our momentum in June. In Bolivia, our focus on driving revenue through our base continues to be strong, and mobile revenues reached an inflection point as data revenues outpaced continued declines in voice revenues.”

Consolidated Financial Highlights

	Three months ended June 30			Six months ended June 30
(US dollars in millions unless otherwise noted, unaudited)	2017	2016	% Chg	2017	2016	% Chg

Total revenues	192.9	183.2	5%	383.6	359.0	7%

Service revenues	150.8	143.0	5%	302.5	280.2	8%

Loss from continuing operations	(10.8)	(14.3)	(25)%	(22.1)	(28.8)	(23)%

Adjusted EBITDA(1)	38.9	35.0	11%	79.1	65.0	22%
Adjusted EBITDA margin(1)	26%	24%	5%	26%	23%	13%

(1)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definition and a reconciliation with the most directly comparable GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

Strategic Highlights

Refinancing of Trilogy Senior Notes

TIP Inc. announced on May 2, 2017 that its subsidiaries, Trilogy International Partners LLC (“Trilogy LLC”) and Trilogy International Finance Inc., in accordance with TIP Inc.’s announcement dated April 21, 2017, completed their 144A/Regulation S offering of $350 million aggregate principal amount of senior secured notes (the “New Notes”). The New Notes bear interest at a rate of 8.875% per annum, were issued at 99.506% of their face amount and mature in 2022. Trilogy LLC applied the net proceeds of the offering together with cash on hand to redeem and discharge all of Trilogy LLC’s then-outstanding 13.375% senior secured notes due May 2019 and pay fees and expenses related to the offering.

Recent Developments

On July 24, 2017 the Company filed a preliminary short form base shelf prospectus with the British Columbia Securities Commission (“BCSC”) and a related shelf registration statement with the U.S. Securities and Exchange Commission (“SEC”) for an aggregate of $350 million of the TIP Inc.’s Common Shares, warrants, units, subscription receipts and share purchase contracts. On August 2, 2017, the final base shelf prospectus and registration statement were filed and became effective shortly thereafter. This shelf prospectus is intended to give the Company the flexibility to take advantage of financing opportunities when market conditions are favorable, but also was filed toward satisfying TIP Inc.’s obligation to provide resale registration rights for the Common Shares which may be issued upon redemptions of Trilogy LLC Class C Units.

On August 7, 2017, the initial lock-up period expired for 22,004,964 Trilogy LLC Class C-3 Units, inclusive of C Units issued as dividends during the quarter, giving each holder of these Units the right to require Trilogy LLC to repurchase any or all of such Units for either a number of Common Shares equal to the number of Trilogy LLC Class C Units to be redeemed, or a cash amount equal to the twenty day trailing weighted average trading price of such Common Shares at such time. The form of consideration is at the Company’s discretion and TIP Inc. has advised such holders that through September 30, 2017 such consideration will be Common Shares. The lock-up period also expired for 7,605,315 Common Shares on August 7, 2017.

Conference Call Information

Call Date: August 10, 2017
Call Time: 10:30 a.m. (PT)

US Toll Free: 1-888-317-6016
Canada Toll Free: 1-855-669-9657
International Toll: 1-412-317-6016

Please ask the operator to be joined into the Trilogy International Partners (TRL) call.

Online info (audio only): http://www.trilogy-international.com/events-and-presentations
Live simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 12:30 p.m. (PT) the day of the live call. Replay dial-in access is as follows:

US Toll Free: 1-877-344-7529
Canada Toll Free: 1-855-669-9658
International Toll: 1-412-317-0088
Replay Access Code: 10109552

About Trilogy International Partners Inc.

TIP Inc. is the parent of Trilogy LLC, a wireless telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in international markets.

Trilogy LLC, together with its consolidated subsidiaries in New Zealand and Bolivia, is a provider of wireless voice and data communications including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. Trilogy LLC also provides wireline broadband communications to businesses and residential subscribers in New Zealand.

Trilogy LLC completed a transaction with Alignvest Acquisition Corporation (“AQX”) on February 7, 2017. Upon closing AQX, for accounting purposes, the transaction was treated as a “reverse acquisition” and recapitalization.  Trilogy LLC was considered the accounting acquirer and upon closing AQX was renamed TIP Inc. Accordingly, Trilogy LLC’s historical financial statements as of and for the periods ended prior to the acquisition became the historical financial statements of TIP Inc. prior to the date of the transaction.

Unless otherwise stated, the financial information provided here is for TIP Inc. as of June 30, 2017.

TIP Inc.’s head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. Its common shares trade on the Toronto Stock Exchange under the ticker TRL and its warrants trade on the exchange under the ticker TRL.WT.

For more information, visit www.trilogy-international.com.

Business segments

TIP Inc.’s operating and reportable segments are New Zealand and Bolivia.  Segment information is regularly reported to our Chief Executive Officer (the chief operating decision-maker).  Each segment and the nature of its business is as follows:

Segment	Principal activities
Bolivia	Wireless telecommunications operations for Bolivian consumers and businesses.
New Zealand	Wireless telecommunications operations for New Zealand consumers and businesses; broadband network connectivity through fiber network assets to support a range of voice, data, and networking for New Zealand consumers, businesses, and governments.

About this earnings release

This earnings release contains information about our business and performance for the three and six months ended June 30, 2017, as well as forward-looking information about our remaining fiscal 2017.  This discussion should be read together with supplementary information filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The financial information included in this earnings release was prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).   In our discussion, we also use certain Non-GAAP financial measures to evaluate our performance.  See “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” for more information.

All dollar amounts are in United States dollars (“$” or “US$”) unless otherwise stated and are unaudited. Amounts for subtotals, totals and percentage changes included in tables in this release may not sum or calculate using the numbers as they appear in the tables due to rounding. Differences between amounts set forth in the following tables and corresponding amounts in TIP Inc.’s quarterly financial statements as of and for the three and six months ended June 30, 2017 and related notes are a result of rounding. Information is current as of August 9, 2017 and was approved by TIP Inc.’s Board of Directors.  This earnings release includes forward-looking statements and assumptions.  See “About Forward-Looking Information” for more information.

Additional information relating to TIP Inc., including our annual financial statements, MD&A and other filings with Canadian securities commissions and the U.S. Securities and Exchange Commission are available on TIP Inc.’s website (www.trilogy-international.com) in the investor relations section and under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Consolidated Financial Results

	Three months ended June 30			Six months ended June 30
(US dollars in millions unless otherwise noted, unaudited)	2017	2016	% Chg	2017	2016	% Chg

Revenues
New Zealand	125.9	115.3	9%	250.0	221.6	13%
Bolivia	66.8	67.7	(1)%	133.4	137.0	(3)%
Unallocated Corporate & Eliminations	0.1	0.2	(28)%	0.2	0.4	(38)%
Total revenues	192.9	183.2	5%	383.6	359.0	7%

Total service revenues	150.8	143.0	5%	302.5	280.2	8%

Loss from continuing operations	(10.8)	(14.3)	(25)%	(22.1)	(28.8)	(23)%

Adjusted EBITDA
New Zealand	20.1	18.0	12%	42.4	33.0	29%
Bolivia	21.7	19.2	13%	42.4	37.1	14%
Unallocated Corporate & Eliminations	(2.9)	(2.2)	32%	(5.8)	(5.0)	14%
Adjusted EBITDA(1)	38.9	35.0	11%	79.1	65.0	22%
Adjusted EBITDA margin(1)	26%	24%	5%	26%	23%	13%

Cash provided (used in) by operating activities	(2.9)	10.6	(127)%	1.7	10.7	(84)%

Capital expenditures(2)	17.9	31.1	(42)%	30.8	56.8	(46)%
Capital Intensity	12%	22%	(45)%	10%	20%	(50)%
(1)These are Non-GAAP measures and do not have standardized meanings under GAAP. Therefore, they may not be comparable to similar measures presented by other companies. For definitions and reconciliation with the most directly comparable GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(2)Represents purchases of property and equipment from continuing operations excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements. Purchases of property and equipment from discontinued operations were $0.2 million for the six months ended June 30, 2016. There was no activity from the discontinued operations recorded after the sale of Trilogy Dominicana was completed on March 23, 2016.

Results of Our Business Segments

New Zealand

Financial Results

		Three months ended June 30			Six months ended June 30
	(US dollars in millions unless otherwise noted, unaudited)	2017	2016	% Chg	2017	2016	% Chg

	Revenues
	Wireless service revenues	67.7	62.7	8%	137.7	121.5	13%
	Wireline service revenues	14.2	10.2	40%	27.7	18.8	48%
	Non-subscriber ILD and other revenues	3.0	3.5	(14)%	5.6	5.6	0%
	Service revenue	84.9	76.3	11%	170.9	145.8	17%
	Equipment sales	41.0	38.9	5%	79.1	75.9	4%
	Total revenues	125.9	115.3	9%	250.0	221.6	13%

	Adjusted EBITDA	20.1	18.0	12%	42.4	33.0	29%
	Adjusted EBITDA margin(1)	24%	24%	1%	25%	23%	10%

	Capital expenditures(2)	10.7	14.2	(25)%	21.0	26.5	(21)%
	Capital Intensity	13%	19%	(32)%	12%	18%	(32)%

Subscriber Results

		Three months ended June 30			Six months ended June 30
	(Thousands unless otherwise noted)	2017	2016	% Chg	2017	2016	% Chg

	Postpaid
	Gross additions	20.9	24.6	(15)%	38.0	46.0	(17)%
	Net additions	2.7 (3)	15.1	(82)%	7.3	26.5	(73)%
	Total postpaid subscribers	379.6	339.2	12%	379.6	339.2	12%
	Prepaid
	Net losses	(32.5)	(24.9)	(31)%	(27.3)	(15.0)	(82)%
	Total prepaid subscribers	1,039.4	1,035.9	0%	1,039.4	1,035.9	0%
	Total wireless subscribers	1,418.9	1,375.1	3%	1,418.9	1,375.1	3%

	Wireline
	Gross additions	7.2	8.3	(13)%	15.1	15.1	(0)%
	Net additions	3.7	6.6	(44)%	8.6	12.1	(29)%
	Total wireline subscribers	64.3	39.6	62%	64.3	39.6	62%
	Total Subscribers	1,483.2	1,414.7	5%	1,483.2	1,414.7	5%

	Monthly blended wireless ARPU ($, not rounded)	15.74	15.14	4%	16.06	14.78	9%
	Monthly postpaid wireless ARPU ($, not rounded)	36.06	36.43	(1)%	36.75	35.31	4%
	Blended wireless churn	3.5%	3.3%	6%	3.2%	3.1%	4%
	Postpaid Churn	1.8%(3)	1.1%	63%	1.5%	1.1%	31%
Notes:
(1)Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service Revenues.
(2)Represents purchases of property and equipment excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements.
(3)Includes deactivations of 3.0 thousand relating to Q1 2017 due to the IT system conversion. On an adjusted basis, Q1 2017 net additions would have been 1.6 thousand and Q2 2017 would have been 5.7 thousand. Similarly, Q1 2017 postpaid churn would have been 1.4% and Q2 2017 would have been 1.6%.

Revenues

The 9% increase in total revenues for the three months ended June 30, 2017 compared to the same period in 2016 was a result of

  Strong growth in wireless service revenues driven by a 12% increase in postpaid subscribers;
  Robust wireline subscriber growth with the base increasing by 24.7 thousand, or 62%; and
  Blended wireless ARPU increasing 4% versus a year ago, driven by a higher mix of postpaid subscribers in the base.

Adjusted EBITDA

The 12% increase in second quarter Adjusted EBITDA compared to the second quarter of 2016 was a result of continued growth in wireless and wireline revenues, partially offset by

  Cost of service increasing by $2.7 million, primarily due to an increase in transmission expense associated with the growth of the broadband business (mitigated by a decline in national roaming expense due to expanded network coverage); and
  General and administrative expenses increasing by $2.5 million, primarily due to an increase in customer care costs attributable to the launch of a new business support system in the first quarter, software and IT services expense attributable to growth of the business and bad debt expense associated with the growth of the postpaid subscriber base.

Capital Expenditures

The $3.5 million, or 25%, decrease in second quarter capital expenditures compared to the second quarter of 2016 was a result of timing as well as the national network expansion project and the development of a new business support system which occurred primarily in 2016.

Our results in New Zealand were also affected by the strengthening of the New Zealand Dollar as compared to the U.S. Dollar.

Bolivia

Financial Results

		Three months ended June 30			Six months ended June 30
	(US dollars in millions unless otherwise noted, unaudited)	2017	2016	% Chg	2017	2016	% Chg

	Revenues
	Wireless service revenue	65.1	65.2	(0)%	129.9	131.8	(1)%
	Non-subscriber ILD and other revenues	0.7	1.2	(46)%	1.5	2.3	(38)%
	Service revenue	65.7	66.4	(1)%	131.4	134.1	(2)%
	Equipment sales	1.1	1.3	(13)%	2.0	2.9	(30)%
	Total revenues	66.8	67.7	(1)%	133.4	137.0	(3)%

	Adjusted EBITDA	21.7	19.2	13%	42.4	37.1	14%
	Adjusted EBITDA margin(1)	33%	29%	14%	32%	28%	17%

	Capital expenditures(2)	7.2	16.9	(57)%	9.7	30.2	(68)%
	Capital Intensity	11%	25%	(57)%	7%	23%	(67)%

Subscriber Results

		Three months ended June 30			Six months ended June 30
	(Thousands unless otherwise noted)	2017	2016	% Chg	2017	2016	% Chg

	Postpaid
	Gross additions	12.4	15.8	(22)%	27.1	33.2	(18)%
	Net (losses) additions	(4.1)	4.2	(199)%	(3.7)	10.7	(134)%
	Total postpaid subscribers	341.0	333.7	2%	341.0	333.7	2%
	Prepaid
	Net losses	(71.6)	(80.4)	(11)%	(79.9)	(144.8)	(45)%
	Total prepaid subscribers	1,729.0	1,829.6	(5)%	1,729.0	1,829.6	(5)%
	Total Wireless Subscribers(3)	2,133.3	2,229.9	(4)%	2,133.3	2,229.9	(4)%

	Monthly blended wireless ARPU ($, not rounded)	9.99	9.58	4%	9.95	9.55	4%
	Monthly postpaid wireless ARPU ($, not rounded)	24.25	22.32	9%	23.58	22.34	6%
	Blended wireless churn	6.4%	6.4%	1%	6.1%	6.5%	(5)%
	Postpaid Churn	1.8%	1.7%	5%	1.8%	1.8%	0%
Notes:
(1)Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service Revenues.
(2)Represents purchases of property and equipment excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements.
(3)Includes public telephony and other wireless subscribers.

Revenues

Core mobile subscriber revenues for the second quarter, which include prepaid and postpaid revenues, increased by 2% year over year. This growth was offset by declines in public telephony and roaming revenues. The growth in the core mobile subscriber revenues was driven by

  Data revenues, excluding SMS, increasing by $7.2 million or 30%, offset by voice and SMS revenues declining by $6.2 million, or 17%, in the quarter compared to the second quarter of 2016 as voice consumption declines continue to follow global trends. Data revenues now represent 48% of total wireless service revenues, up from 37% during the same quarter last year.
  Data consumption growth driven by strong LTE adoption of 56.7 thousand additional users added during the quarter. LTE subscribers represented 16% of the customer base at the end of the quarter.

Adjusted EBITDA

The 13% increase in Adjusted EBITDA in the second quarter compared to the second quarter of 2016 was primarily due to

  Cost of service expense decreasing $2.3 million, or 9%, as interconnect costs declined due to lower voice usage; and
  Sales and Marketing expense decreasing by $1.3 million, or 12%, due primarily to the timing of advertising and sponsorship spending.

Capital Expenditures

The $9.7 million, or 58%, decrease in second quarter capital expenditures compared to the second quarter of 2016 was a result of the timing of new LTE overlay and network expansion projects. These projects commenced during the second quarter with payments expected to be made during the third and fourth quarters.

Review of Consolidated Performance

	Three months ended June 30			Six months ended June 30
(US dollars in millions except per unit data, unaudited)	2017	2016	% Chg	2017	2016	% Chg

Consolidated adjusted EBITDA (1)	38.9	35.0	11%	79.1	65.0	22%
Consolidated adjusted EBITDA Margin(1)	26%	24%	5%	26%	23%	13%

(Deduct) add:
Finance costs(2)	(25.2)	(20.8)	21%	(44.2)	(36.1)	22%
Depreciation, amortization and accretion	(26.5)	(26.3)	1%	(53.8)	(51.1)	5%
Income tax expense	(1.8)	(2.5)	(26)%	(4.6)	(4.6)	1%
Other(3)	3.9	0.2	n.m	1.4	(2.1)	(168)%
Loss from continuing operations	(10.8)	(14.3)	(25)%	(22.1)	(28.8)	(23)%
n.m - not meaningful
Notes:
(1)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(2)Finance costs includes Interest Expense and Debt Modification and Extinguishment Costs, for a breakout and description of these costs, see "Finance Costs" below.
(3)Other includes the following: Equity-based compensation, (Gain) loss on disposal and abandonment of assets, Acquisition and other nonrecurring costs and Other, net.

Earnings per share

	Three months ended June 30, 2017	Period February 7, 2017 through June 30, 2017
(US dollars in millions except per unit data, unaudited)

Net (loss) attributable to Trilogy International
Partners Inc.(1)	(5.5)	(11.5)

Weighted Average Common Shares Outstanding:
Basic	42,513,263	42,509,048
Diluted	81,703,117	81,681,579

Loss Per Share:
Basic	($0.13)	($0.27)
Diluted	($0.16)	($0.30)
(1)These are partial period results due to the timing of the closing of the arrangement with Alignvest

Finance costs

	Three months ended June 30			Six months ended June 30
(US dollars in millions, unaudited)	2017	2016	% Chg	2017	2016	% Chg

Interest on borrowings, net of capitalized interest
New Zealand	2.7	2.4	11%	5.3	5.1	4%
Bolivia	0.2	0.1	56%	0.4	0.2	118%
Corporate	15.6	14.4	8%	31.8	27.0	18%
Total Interest on borrowings	18.5	17.0	9%	37.5	32.3	16%

Debt modification and extinguishment costs	6.7	3.8	76%	6.7	3.8	76%

Total finance costs	25.2	20.8	21%	44.2	36.1	22%

Interest expense

Interest expense increased $1.6 million for the three months ended June 30, 2017 compared to the same period in 2016, primarily driven by the interest being due on both the $450 million Trilogy Notes due in 2019 and the $350 million Trilogy Notes due in 2022 (which refinanced the 2019 Notes) for 30 days due to the required redemption notice period in connection with the refinancing.

Depreciation, amortization and accretion

	Three months ended June 30			Six months ended June 30
(US dollars in millions, unaudited)	2017	2016	% Chg	2017	2016	% Chg

New Zealand	15.0	14.5	4%	30.6	28.0	9%
Bolivia	11.5	11.8	(3)%	23.1	23.1	0%
Corporate	0.1	0.0	260%	0.1	0.0	124%
Total depreciation, amortization and accretion	26.5	26.3	1%	53.8	51.1	5%

Depreciation, amortization and accretion increased by $0.3 million, or 1%, for the three months ended June 30, 2017 compared to the same period in 2016.

Income tax expense

Income tax expense decreased by $0.7 million, or 26%, for the three months ended June 30, 2017 compared to the same period in 2016.

Other, net

Other, net expense decreased $4.8 million for the three months ended June 30, 2017 compared to the same period in 2016, primarily due to a non-cash gain associated to change in the fair market value of the warrant liability.

Managing our Liquidity and Financial Resources

Operating, investing and financing activities

	Three months ended June 30			Six months ended June 30
(US dollars in millions, unaudited)	2017	2016	% Chg	2017	2016	% Chg

Net cash provided by (used in):
Operating activities	(2.9)	10.6	n.m	1.7	10.7	(84)%
Investing Activities	(47.6)	(37.4)	27%	(59.6)	(24.2)	146%
Financing Activities	(97.7)	0.6	n.m	75.4	(0.9)	n.m
Net (decrease) increase in cash and cash equivalents	(148.2)	(26.2)	n.m	17.5	(14.4)	n.m
n.m. – not meaningful

Operating activities

Cash flow provided by operating activities declined by $13.5 million for the three months ended June 30, 2017 compared to the same period in 2016. This change is mainly due to an increase in interest payments as compared to 2016 and an increase in inventory in 2017 as compared to a decline in 2016. There was also an $8.1 million decline in cash proceeds from the sales of EIP receivables.

Investing activities

Cash flow used in investing activities increased by $10.2 million for the three months ended June 30, 2017 compared to the same period in 2016, primarily due the purchase of short-term investments.  This change was partially offset by a lower amount of capital expenditure spending in Bolivia and New Zealand as network expansion and LTE buildout expenditures were more significant during the three months ended June 30, 2016.

Financing activities

Cash flow used in financing activities increased by $98.3 million for the three months ended June 30, 2017 compared to the same period in 2016. This change is primarily due to the refinancing of the Trilogy LLC 2019 Notes and the related costs incurred.

Financial Guidance

The following table presents the company’s updated full-year 2017 guidance and reflects the company’s second quarter results and current outlook for the remainder of the year.  For our New Zealand business, our updated guidance reflects the full year impacts of the IT system conversion which impacted subscriber acquisition and margins in the first half of 2017.  For our Bolivian business, competitive activity in the first half of 2017 has impacted service revenue growth; however, strong LTE adoption and data revenue growth have had a favorable impact on margins.

(US dollars in millions)	2017 Guidance

Service Revenues
New Zealand(1)	358.0
Bolivia	268.0

Adjusted EBITDA
New Zealand(1)	96.0
Bolivia	84.0
(1)Assumed foreign exchange rate for New Zealand is NZD/USD = $0.73.

Consolidated Capital expenditures are expected to be in line with original guidance of $110 million for the full year.

The above information represents guidance for selected full-year 2017 consolidated financial metrics. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2017 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information" below and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

Non-GAAP Measures and Other Financial Measures; Basis of Presentation

In managing our business and assessing our financial performance, we supplement the information provided by the financial statements presented in accordance with GAAP with several customer-focused performance metrics and non-GAAP financial measures which are utilized by our management to evaluate our performance.  Although we believe these measures are widely used in the wireless industry, some may not be defined by us in precisely the same way as by other companies in the wireless industry, so may not be reliable ways to compare us to other companies. Adjusted EBITDA represents loss from continuing operations excluding amounts for: income tax expense; interest expense; depreciation, amortization and accretion; equity-based compensation; gain (loss) on impairment and disposal of assets; and all other non-operating income and expenses. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. We believe Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow us to evaluate our performance by removing from our operating results items that do not relate to our core operating performance. The presentation of Adjusted EBITDA and Adjusted EBITDA Margin are not measures of financial performance under GAAP and should not be considered in isolation or as a substitute for loss from continuing operations, the most directly comparable GAAP financial measure. Adjusted EBITDA and Adjusted EBITDA Margin are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Reconciliation of Adjusted EBITDA and EBITDA Margin

	Three months ended June 30			Six months ended June 30
(US dollars in millions, unaudited)	2017	2016	% Chg	2017	2016	% Chg

Loss from continuing operations	(10.8)	(14.3)	(25)%	(22.1)	(28.8)	(23)%

Add:
Interest expense	18.5	17.0	9%	37.5	32.3	16%
Depreciation, amortization and accretion	26.5	26.3	1%	53.8	51.1	5%
Debt modification and extinguishment costs	6.7	3.8	76%	6.7	3.8	76%
Income tax expense	1.8	2.5	(26)%	4.6	4.6	1%
Other, net	(5.7)	(0.9)	538%	(4.9)	1.0	n.m
Equity-based compensation	0.8	0.3	180%	1.4	0.5	188%
Loss on disposal and abandonment of assets	0.1	0.4	(62)%	0.3	0.6	(53)%
Acquisition and other nonrecurring costs(1)	0.8	-	n.m	1.9	-	n.m
Consolidated Adjusted EBITDA(2)	38.9	35.0	11%	79.1	65.0	22%
Consolidated Adjusted EBITDA Margin	26%	24%	5%	26%	23%	13%
n.m - not meaningful
Notes:
(1)Includes costs related to the Company’s initial compliance and preparation expenses incurred in connection with the Arrangement and becoming a publically traded entity along with other nonrecurring costs.
(2)In July 2013, Trilogy LLC sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary Salamanca Solutions International LLC (“SSI”). Although Trilogy LLC holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI’s primary customer, Trilogy LLC is considered SSI’s primary beneficiary, and as such, the Company consolidates 100% of SSI’s net losses. The impact on the Company's consolidated results of the 80% Trilogy LLC does not own was to decrease Adjusted EBITDA by $0.3 million and $(0.03) million for the three months ended June 30, 2017 and 2016, respectively, and decrease to Adjusted EBITDA by $0.1 million and increase Adjusted EBITDA by $0.1 million for the six months ended June 30, 2017 and 2016, respectively.

Other Information

Consolidated financial results – quarterly summary

TIP Inc.’s operating results generally vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of TIP Inc.’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net income from quarter to quarter can also result from losses on the repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, impairment of assets, and changes in income taxes.

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP.

	For the Quarter Ended
(US dollars in millions unless otherwise noted, unaudited)	2017		2016				2015
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Service revenues	150.8	151.7	154.1	150.3	143.0	137.3	137.7	131.2
Equipment sales	42.1	39.0	58.8	41.2	40.2	38.6	44.9	30.4
Total revenues	192.9	190.7	213.0	191.5	183.2	175.8	182.6	161.7
Operating expenses	(182.3)	(179.5)	(197.4)	(179.8)	(175.1)	(171.1)	(174.8)	(151.9)
Operating income	10.6	11.2	15.5	11.7	8.0	4.8	7.8	9.8
Interest expense	(18.5)	(19.0)	(18.3)	(18.4)	(17.0)	(15.3)	(16.1)	(14.9)
Debt modification and extinguishment costs	(6.7)	-	-	-	(3.8)	-	-	-
Other, net	5.7	(0.8)	2.8	(2.0)	0.9	(1.8)	(0.9)	(1.1)
Gain (loss) from continuing operations before income taxes	(8.9)	(8.6)	0.1	(8.7)	(11.9)	(12.4)	(9.1)	(6.3)
Income tax expense	(1.8)	(2.7)	(0.1)	(3.0)	(2.5)	(2.1)	(2.1)	(3.5)
Loss from continuing operations	(10.8)	(11.3)	(0.0)	(11.7)	(14.4)	(14.5)	(11.2)	(9.8)
Gain (loss) on discontinued operations, net of taxes	-	-	-	-	0.0	50.3	(3.3)	(2.6)
Net income (loss)	(10.8)	(11.3)	(0.0)	(11.8)	(14.3)	35.9	(14.5)	(12.3)
Net (income) loss attributable to non-controlling interests and prior controlling interest	5.2	5.4	0.0	11.8	14.3	(35.9)	14.5	12.3
Net loss attributable to TIP Inc.	(5.5)	(5.9)	-	-	-	-	-	-
Net loss attributable to TIP Inc.
per share:(1)
Basic	(0.13)	(0.14)(2)
Diluted	(0.16)	(0.14)(2)
(1)Earnings per share amounts have not been presented for any period prior to the consummation of the Arrangement, as the total net income (loss) of Trilogy LLC prior to February 7, 2017 was attributable to the noncontrolling interests or prior controlling interest.
(2)For the period from February 7, 2017 through March 31, 2017.

Supplementary Information

Consolidated Statements of Income

	Three months ended June 30		Six months ended June 30
(US dollars in millions, unaudited)	2017	2016	2017	2016

Revenues
Wireless service revenues	132.8	127.9	267.6	253.2
Wireline service revenues	14.2	10.2	27.7	18.8
Equipment sales	42.1	40.2	81.1	78.8
Non-subscriber international long distance and other revenues and other revenues	3.8	4.9	7.3	8.3
Total revenues	192.9	183.2	383.6	359.0

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion and accretion shown separately	53.5	53.1	108.0	105.5
Cost of equipment sales	47.9	43.9	91.2	89.0
Sales and marketing	25.8	26.8	50.0	50.7
General and administrative	28.3	24.7	58.6	49.2
Depreciation, amortization and accretion	26.5	26.3	53.8	51.1
Loss on disposal and abandonment of assets	0.1	0.4	0.3	0.6
Total operating expenses	182.3	175.1	361.8	346.2
Operating income	10.6	8.0	21.8	12.8

Other (expenses) income
Interest expense	(18.5)	(17.0)	(37.5)	(32.3)
Debt modification and extinguishment costs	(6.7)	(3.8)	(6.7)	(3.8)
Other, net	5.7	0.9	4.9	(1.0)
Total other expenses, net	(19.5)	(19.9)	(39.3)	(37.1)
Loss from continuing operations before income taxes	(8.9)	(11.8)	(17.5)	(24.3)

Income tax expense	(1.8)	(2.5)	(4.6)	(4.6)
Loss from continuing operations	(10.8)	(14.3)	(22.1)	(28.8)

(Loss) gain from discontinued operations, net of taxes	-	(0.0)	-	50.3
Net (loss) income	(10.8)	(14.3)	(22.1)	21.5

Less: Net loss (income) attributable to noncontrolling interest and former controlling interest	(5.2)	14.3	(10.6)	(21.5)
Net loss attributable to Trilogy International Partners Inc.	(5.5)	-	(11.5)	-

Comprehensive (loss) income
Net (loss) income	(10.8)	(14.3)	(22.1)	21.5
Foreign currency translation adjustments	5.6	3.6	7.3	4.8
Net gain on derivatives	0.0	0.2	0.1	0.4
Other comprehensive income	5.6	3.8	7.4	5.2
Comprehensive (loss) income	(5.1)	(10.6)	(14.7)	26.7

Comprehensive loss (income) attributable to noncontrolling interests and prior controlling interest	1.8	10.6	3.6	(26.7)
Comprehensive loss attributable to Trilogy International Partners Inc.	(3.4)	-	(11.1)	-

Consolidated Statements of Financial Position

	June 30,	December 31,
(US dollars in millions, unaudited)	2017	2016

ASSETS
Current assets:
Cash and cash equivalents	39.2	21.2
Short-term investments	29.9	-
Accounts receivable, net	65.5	71.3
Equipment Installment Plan ("EIP") receivables, net	18.1	20.2
Inventory	25.0	20.4
Prepaid expenses and other current assets	23.4	27.2
Total current assets	201.1	160.3

Property and equipment, net	399.0	393.6
License costs and other intangible assets, net	107.8	113.1
Goodwill	9.8	9.3
Long-term equipment installment plan receivables	11.1	12.7
Other assets	22.8	17.3
Total assets	751.7	706.2

LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ EQUITY/MEMBERS’ DEFICIT
Current liabilities:
Accounts payable	30.3	45.8
Construction accounts payable	22.7	17.9
Current portion of debt	3.6	8.8
Customer deposits and unearned revenue	18.1	22.7
Other current liabilities and accrued expenses	121.8	128.8
Total current liabilities	196.5	224.0

Long-term debt	495.7	591.2
Deferred income taxes	3.7	2.7
Other non-current liabilities	39.7	37.2
Total liabilities	735.7	855.1

Commitments and contingencies

Mezzanine equity:
Redeemable Class A Units	-	97.0
Total mezzanine equity	-	97.0

Total shareholders’ equity/members’ deficit	16.0	(245.8)

Total liabilities, mezzanine equity and shareholders’ equity/members' deficit	751.7	706.2

Consolidated Statements of Cash Flows

	Three months ended June 30,		Six months ended June 30,
(US dollars in millions, unaudited)	2017	2016	2017	2016

Operating activities:
Net (loss )income	(10.8)	(14.3)	(22.1)	21.5
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Provision for doubtful accounts	3.0	2.2	5.8	4.2
Depreciation, amortization and accretion	26.5	26.3	53.8	51.2
Equity-based compensation	0.8	0.3	1.4	0.5
Loss on disposal and abandonment of assets	0.1	0.4	0.3	0.6
Non-cash interest expense, net	0.7	1.0	2.0	2.4
Settlement of cash flow hedges	(0.4)	(0.5)	(0.9)	(1.0)
Debt modification and extinguishment costs	6.7	3.8	6.7	3.8
Non-cash loss from change in fair value on cash flow hedges	0.2	0.4	0.9	2.2
Unrealized gain on foreign exchange transactions	(1.4)	(0.5)	(0.2)	(0.7)
Deferred income taxes	0.1	(0.3)	0.9	(0.2)
Gain on disposal of discontinued operations	-	-	-	(52.8)
Changes in operating assets and liabilities:
Accounts receivable	(0.2)	(7.4)	1.6	(4.2)
EIP receivables	(1.3)	2.0	5.6	1.4
Inventory	0.3	7.5	(3.6)	9.6
Prepaid expenses and other current assets	5.0	1.6	(3.5)	(0.1)
Other assets	0.1	(2.9)	(4.6)	(2.7)
Accounts payable	(0.8)	9.4	(13.9)	(2.4)
Other current liabilities and accrued expenses	(28.1)	(17.4)	(23.1)	(22.0)
Customer deposits and unearned revenue	(3.6)	(0.9)	(5.3)	(0.5)
Net cash provided by operating activities	(2.9)	10.6	1.7	10.7

Investing activities:
Purchase of property and equipment	(17.9)	(31.1)	(30.8)	(57.1)
Purchase of short-term investments	(29.9)	-	(29.9)	-
Proceeds from the sale of Trilogy Dominicana, net of cash sold of $875		(5.4)	-	28.7
Changes in restricted cash and other	0.2	(0.9)	1.0	4.1
Net cash used in investing activities	(47.6)	(37.4)	(59.6)	(24.2)

Financing activities:
Payment of debt	(471.7)	(493.0)	(528.0)	(517.0)
Proceeds from debt	384.0	501.1	418.4	523.8
Proceeds from equity issuance, net of issuance costs	-	-	199.3	-
Debt issuance, modification and extinguishment costs	(9.2)	(7.6)	(9.2)	(7.6)
Payment of financed license obligations	-	-	(4.4)	-
Capital contributions from members	-	-	1.4	-
Purchase of shares from noncontrolling interest	(0.3)	-	(1.7)	-
Cash dividend	(0.5)	-	(0.5)	-
Net cash provided by (used in) financing activities	(97.7)	0.6	75.4	(0.9)

Net (decrease) increase in cash and cash equivalents	(148.3)	(26.3)	17.5	(14.4)
Cash and cash equivalents, beginning of quarter(1)			21.2	65.0
Effect of exchange rate changes	0.1	0.1	0.5	0.1
Cash and cash equivalents, end of quarter	39.2	50.7	39.2	50.7

(1)Includes cash and cash equivalents reclassified to assets held for sale of $1,142 as of January 1, 2016.

About Forward-Looking Information

Forward-looking information and statements

This presentation contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America.  Forward-looking information and forward–looking statements may relate to our future outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this presentation are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties, are those that relate to: TIP Inc.’s history of losses; TIP Inc. and Trilogy LLC’s status as holding companies; TIP Inc.’s significant level of indebtedness and the refinancing, default and other risks, as well as limits, restrictive covenants and restrictions resulting therefrom; TIP Inc.’s ability to incur additional debt despite its indebtedness level; TIP Inc.’s ability to refinance its indebtedness; the risk that TIP Inc.’s or Trilogy LLC’s credit ratings could be downgraded; TIP Inc. having insufficient financial resources to achieve its objectives; risks associated with any potential acquisition, investment or merger; the significant political, social, economic and legal risks of operating in Bolivia; TIP Inc.’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights; the need for spectrum access; the regulated nature of the industry in which TIP Inc. participates; the use of “conflict minerals” and the effect thereof on manufacturing of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; TIP Inc.’s future growth being dependent on innovation and development of new products; security threats and other material disruptions to TIP Inc.’s wireless networks; the ability of TIP Inc. to protect subscriber information; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on management; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes; foreign exchange and interest rate changes; currency controls; interest rate risk; TIP Inc.’s ability to utilize carried forward tax losses; TIP Inc.’s payment of dividends; tax related risks; TIP Inc.’s dependence on Trilogy LLC to pay taxes and other expenses; Trilogy LLC may be required to make distributions to TIP Inc. and the other owners of Trilogy LLC; differing interests among TIP Inc. and Trilogy LLC’s equity owners; volatility of TIP Inc.’s common shares; dilution of TIP Inc.’s common shares; market coverage; TIP Inc.’s internal controls over financial reporting; new laws and regulations; and risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this presentation, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this presentation.  Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this presentation represent our expectations as of the date of this presentation or the date indicated, regardless of the time of delivery of the presentation. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investment Relations Contacts

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development

Erik Mickels
425-458-5900
Erik.Mickels@trilogy-international.com
Chief Financial Officer

Media Contact

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development